37 Capital Inc. Announces AGM Results

June 15, 2015 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Cap”) (CSE: JJJ) (OTCQB: HHHEF) is pleased to announce that the Company’s shareholders passed all resolutions presented at the Company’s annual and special meeting held on June 4, 2015, including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed plan of arrangement with 27 Red Capital Inc. (“Spinco1”) and 4 Touchdowns Capital Inc. (“Spinco2”). The Company is also pleased to announce that it received final court approval for the plan of arrangement on June 12, 2015.

As announced in the Company’s news release on May 4, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Spinco1 and Spinco2, each a private British Columbia company and wholly-owned subsidiary of the Company. Pursuant to the Arrangement Agreement, the Company has agreed to transfer cash and a promissory note in consideration for the issuance of common shares of the Company on a one-for-one and pro-rata basis to each of Spinco1 and Spinco2 and to distribute these common shares to the Company’s shareholders pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). A copy of the Arrangement Agreement is publicly available on SEDAR.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at www.cnsx.ca.

On Behalf of the Board,

37 Capital Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President

Cautionary Note Regarding Forward-Looking Information

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of 37 Cap such as the statement that: (i) the Plan of Arrangement may be effected; and (ii) shareholders may receive 100% of the shares of each Spinco1 and Spinco2. There are numerous risks and uncertainties that could cause actual results and 37 Cap’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, 37 Cap assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.